Exhibit 99.1

Tricon Reports Q3 2023 Results as Strong Property Fundamentals Continue

TORONTO--(BUSINESS WIRE)--November 7, 2023--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the "Company"), an owner and operator of single-family rental homes in the U.S. Sun Belt and multi-family rental apartments in Canada, announced today its consolidated financial results for the three and nine months ended September 30, 2023.

All financial information is presented in U.S. dollars unless otherwise indicated.

The Company's operational and financial highlights of the quarter include:

  Net income from continuing operations decreased by $97.7 million year-over-year from the $178.8 million earned in Q3 2022 (which included $99.9 million of performance fees earned from the sale of Tricon's remaining 20% equity interest in the U.S. multi-family rental portfolio) to $81.1 million in the current period. Correspondingly, basic earnings per share from continuing operations decreased to $0.29 compared to $0.65 per share in Q3 2022; and diluted earnings per share from continuing operations decreased to $0.18 compared to $0.49 per share in Q3 2022;
  Core funds from operations ("Core FFO") was $42.7 million and Core FFO per share was $0.14 in Q3 2023, a decrease of 7.9% and 6.7% year-over-year, respectively. Net Operating Income ("NOI") growth of 8.6% was offset by higher borrowing costs, the loss of Core FFO from the U.S. multi-family rental portfolio sold in Q4 2022 and lower performance fees;1
  Same home NOI growth for the single-family rental portfolio in Q3 2023 was 6.0% year-over-year and same home NOI margin was 68.5%. Same home operating metrics remained consistently strong, including occupancy of 97.4%, annualized turnover of 18.8% and blended rent growth of 6.8% (comprised of new lease rent growth of 6.9% and renewal rent growth of 6.7%);1
  In response to strong resident demand for rental homes across its Sun Belt markets, the Company acquired 410 homes during the quarter at an average price of $310,000 per home (including up-front renovations) for a total acquisition cost of $127 million, of which Tricon's proportionate share was $102 million;
  Positive rent trends continued into the fourth quarter, with same home rent growth of 6.8% in October 2023, including 6.6% growth on new leases and 6.8% growth on renewals, while same home occupancy was 97.1% and same home turnover was at 19.4%; and
  Tricon has continued to make progress in its Global Real Estate Sustainability Benchmark (GRESB) ratings, marking a 7% increase compared to 2022 and a 29% improvement from its inaugural submission in 2021. The ratings improvement underscores Tricon’s commitment to sustainable business practices, environmental stewardship, and focus on resident and employee well-being.

“The operating fundamentals of our single-family rental business remain consistently strong with near-full occupancy, low turnover, and healthy same home NOI growth of 6.0% delivered in the third quarter. Our U.S. residential development business and our newly-launched Canadian multi-family properties are also performing well above our expectations. Underpinning these results is a persistent shortage of housing supply across North America, and a commitment by Tricon to be part of the housing solution,” said Gary Berman, President & CEO of Tricon. “That being said, responding to the strong demand for rental housing and growing our portfolio is challenging in the current capital markets environment. As interest rates have continued to press higher in recent weeks, we have reduced our acquisition pace further, buying 410 homes in Q3 and lowering our target to roughly 250 homes in Q4. These acquisitions are largely being funded by our capital recycling program where we replace older, non-core homes with newer vintage properties. Notwithstanding slower external growth, we are pleased to report that we have substantially completed the investment programs for SFR JV-2 and SFR JV-HD and are gearing up to launch SFR JV-3. We remain encouraged by the performance of our existing portfolio and our cost containment efforts which should enable us to finish the year largely in line with our prior expectations for Core FFO per share.”

Financial Highlights

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2023	2022	2023	2022

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$81,125	$178,786	$157,294	$723,491
Fair value gain on rental properties	73,261	107,166	208,907	802,573

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.29	0.65	0.56	2.63
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.18	0.49	0.48	1.87

Net (loss) income from discontinued operations	—	(2,335)	—	33,277
Basic earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	—	(0.01)	—	0.12
Diluted earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	—	(0.01)	—	0.11

Dividends per share	$0.058	$0.058	$0.174	$0.174

Weighted average shares outstanding - basic	273,810,276	274,710,065	273,738,512	274,474,675
Weighted average shares outstanding - diluted	310,497,125	311,910,445	310,341,448	312,023,897

Non-IFRS(1) measures on a proportionate basis
Core funds from operations ("Core FFO")	$42,737	$46,403	$126,946	$140,447
Adjusted funds from operations ("AFFO")	34,143	35,182	100,951	109,570

Core FFO per share(2)	0.14	0.15	0.41	0.45
AFFO per share(2)	0.11	0.11	0.33	0.35

(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s non-IFRS measures, refer to Section 6 of Tricon's MD&A.

(2) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed exchange of preferred units issued by Tricon PIPE LLC, which were 310,497,125 and 310,341,448, for the three and nine months ended September 30, 2023, and 311,910,445 and 312,023,897, for the three and nine months ended September 30, 2022, respectively.

Net income from continuing operations in the third quarter of 2023 was $81.1 million compared to $178.8 million in the third quarter of 2022, and included:

  Fair value gain on rental properties of $73.3 million compared to $107.2 million in the third quarter of 2022, attributable to a moderation in home price appreciation within the single-family rental portfolio. This moderation is attributed to persistently higher mortgage rates and ongoing economic uncertainty which have introduced a level of caution for homebuyers.
  Revenue from single-family rental properties of $202.6 million compared to $170.8 million in the third quarter of 2022, driven primarily by growth of 5.0% in the single-family rental portfolio to 37,024 homes, a 6.1% year-over-year increase in average effective monthly rent (from $1,755 to $1,862) and a 3.6% increase in total portfolio occupancy to 94.5%.
  Direct operating expenses of $67.3 million compared to $54.5 million in the third quarter of 2022, primarily reflecting an expansion in the rental portfolio and higher property tax expenses associated with increasing property value assessments, as well as general cost and labor market inflationary pressures.
  Revenue from strategic capital services (previously reported as Revenue from private funds and advisory services) of $9.0 million compared to $112.5 million in the third quarter of 2022. The comparative period included $99.9 million of performance fees earned from the sale of Tricon's remaining 20% equity interest in the U.S. multi-family rental portfolio in the third quarter of 2022, along with asset management and property management fees earned from the portfolio, which the Company no longer earns following the divestiture.

Net income from continuing operations for the nine months ended September 30, 2023 was $157.3 million compared to $723.5 million for the period ended September 30, 2022, and included:

  Fair value gain on rental properties of $208.9 million compared to $802.6 million in the prior year for the same reasons discussed above.
  Revenue from single-family rental properties of $588.5 million and direct operating expenses of $194.4 million compared to $464.7 million and $150.7 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $80.2 million, attributable to the continued expansion of the single-family rental portfolio and strong rent growth.
  Revenue from strategic capital services of $34.8 million compared to $145.3 million in the prior year, primarily attributable to $99.9 million of performance fees earned from the sale of Tricon's remaining 20% equity interest in the U.S. multi-family rental portfolio in the third quarter of 2022. In addition, the current period saw lower performance fees earned from Tricon's legacy for-sale housing projects, which were partially offset by higher Johnson development fees from large commercial land bulk sales in the first quarter of 2023.

Core FFO for the third quarter of 2023 was $42.7 million, a decrease of $3.7 million or 8% compared to $46.4 million in the third quarter of 2022. The change was driven by higher borrowing costs incurred to support the expansion of the SFR portfolio, a loss of NOI and fee income from the disposition of the U.S. multi-family rental portfolio, and lower acquisition fees associated with acquiring fewer SFR homes. These items were partially offset by NOI growth in the SFR business and stronger results from U.S. residential developments. During the nine months ended September 30, 2023, Core FFO decreased by $13.5 million or 10% to $126.9 million compared to $140.4 million in the prior period, for the reasons noted above, along with lower performance fees.

AFFO for the three and nine months ended September 30, 2023 was $34.1 million and $101.0 million, respectively, a decrease of $1.0 million (3%) and $8.6 million (8%) from the same periods in the prior year. This change in AFFO was driven by the decrease in Core FFO discussed above, partially offset by lower recurring capital expenditures as a result of disciplined cost containment and scoping refinement when turning homes and the absence of recurring capital expenditures from the U.S. multi-family rental portfolio following its sale.

Single-Family Rental Operating Highlights

The measures presented in the table below and throughout this press release are on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests, unless otherwise stated. A list of these measures, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6 of Tricon's MD&A.

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars, except percentages and homes)	2023	2022	2023	2022

Total rental homes managed			37,478	35,545
Total proportionate net operating income (NOI)(1)	$77,438	$71,321	$229,238	$201,799
Total proportionate net operating income (NOI) growth(1)	8.6%	26.0%	13.6%	24.3%
Same home net operating income (NOI) margin(1)	68.5%	68.8%	68.7%	68.7%
Same home net operating income (NOI) growth(1)	6.0%	N/A	6.1%	N/A
Same home occupancy	97.4%	97.6%	97.4%	97.8%
Same home annualized turnover	18.8%	20.0%	17.9%	18.4%
Same home average quarterly rent growth - renewal	6.7%	6.6%	6.6%	6.4%
Same home average quarterly rent growth - new move-in	6.9%	15.1%	8.9%	16.7%
Same home average quarterly rent growth - blended	6.8%	8.3%	7.1%	8.4%

(1) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Single-family rental NOI was $77.4 million for the third quarter of 2023, an increase of $6.1 million or 8.6% compared to the same period in 2022. The growth in NOI was primarily attributable to a $10.7 million or 10.7% increase in rental revenues as a result of a 5.9% increase in the average monthly rent ($1,815 in Q3 2023 compared to $1,714 in Q3 2022) and 2.2% portfolio growth (Tricon's proportionate share of rental homes was 21,840 in Q3 2023 compared to 21,372 in Q3 2022), and a 0.5% increase in occupancy (94.5% in Q3 2023 compared to 94.0% in Q3 2022). This favorable growth in rental revenue was partially offset by a $4.9 million or 14.4% increase in direct operating expenses reflecting incremental costs associated with a larger portfolio of homes, higher property taxes from increased assessed property values, elevated property management costs reflecting a tighter labor market, increased homeowners' association (HOA) dues and higher other direct costs associated with smart-home technology and higher utility rates.

Single-family rental same home NOI growth was 6.0% in the third quarter of 2023, compared to the same period last year. This favorable change was driven by a 6.5% increase in revenue from rental properties as a result of a 6.0% higher average monthly rent ($1,758 in Q3 2023 compared to $1,658 in Q3 2022), and an improvement in bad debt (0.9% in Q3 2023 compared to 1.4% in Q3 2022), partially offset by slightly lower occupancy (97.4% in Q3 2023 compared to 97.6% in Q3 2022). Same home operating expense increased by 7.5%, attributable primarily to a 10.5% increase in property taxes, partially offset by lower turnover expense and proactive cost containment in property management, repair and maintenance expenses.

Single-Family Rental Investment Activity

The Company expanded its single-family rental portfolio during the quarter by acquiring 410 homes (299 wholly-owned homes for $90.2 million and 111 homes owned through joint ventures for $36.8 million), bringing its total managed portfolio to 37,478 homes. The homes were purchased at an average cost per home of $310,000, including up-front renovations, for a total acquisition cost of $127 million, of which Tricon's share was approximately $102 million.

During the quarter, Tricon also disposed of 175 homes for a total of $63.0 million (169 wholly-owned homes for $61.3 million and six homes owned through joint ventures for $1.7 million) at an average price of $360,000 per home. Tricon's proportionate share of dispositions was approximately $61.8 million. Tricon expects to continue disposing of non-core homes as a means of recycling capital towards the acquisition of newer homes in its core markets.

Adjacent Residential Businesses Highlights

Quarterly highlights of the Company's adjacent residential businesses include:

  In the Canadian multi-family business, The Selby's occupancy remained stable at 98.5%, and annualized turnover improved to 30.4% compared to 39.2% during the same period in the prior year. Blended rent growth was 11.2% during the quarter, driven by healthy new-lease and renewal rent growth as the number of leases with pandemic-era rents at the property continue to diminish.
  In Tricon's Canadian residential development portfolio, The Taylor achieved a stabilized physical occupancy of 98.3% as at September 30, 2023 at an average monthly rent of C$4.63 per square foot. Maple House at Canary Landing welcomed its first residents to the 770-unit mixed-use rental community during the quarter, with 20% of the building already pre-leased, driven by strong market unit demand and an oversubscribed affordable housing lottery.
  Tricon's investments in U.S. residential developments generated $5.5 million of distributions to the Company in Q3 2023.

Change in Net Assets

Tricon's net assets were $3.9 billion as at September 30, 2023, an increase of $62 million compared to $3.8 billion as at June 30, 2023. Tricon's book value (net assets) per common share outstanding increased by 1% sequentially or 4% year-over-year to $14.30 (C$19.33) as at September 30, 2023.

Balance Sheet and Liquidity

Tricon's liquidity consists of a $500 million corporate credit facility with approximately $350 million of undrawn capacity as at September 30, 2023. The Company also had approximately $173 million of unrestricted cash on hand, resulting in total liquidity of $523 million.

As at September 30, 2023, Tricon’s pro-rata net debt (excluding exchangeable instruments) was $2.9 billion, reflecting a pro-rata net debt to assets ratio of 36.3%. For the three months ended September 30, 2023, Tricon's pro-rata net debt to Adjusted EBITDAre ratio was 8.2x.2

2023 Guidance Update

The Company updated its guidance for the current fiscal year, including reiterating the midpoint of Core FFO per share guidance and tightening the range of expected same home metrics. The Company also updated its acquisitions guidance to reflect a smaller number of homes to be acquired in 2023 but with a similar equity contribution as previously expected. Subsequent to quarter end, the Company substantially completed the investment programs of SFR JV-2 and SFR JV-HD with lower leverage parameters, and continues to acquire homes at a moderated pace as part of its capital recycling program.

For the year ended December 31	Current 2023 Guidance			Previous 2023 Guidance			Update Drivers

Core FFO per share	$0.55	-	$0.58	$0.55	-	$0.58	Reiterating prior guidance to reflect tightening of same home NOI expectations, coupled with continued strength in U.S. residential development business

Same home revenue growth	6.0%	-	6.5%	6.0%	-	7.0%

Tightening of prior guidance range to reflect:

  Softer rent growth on new move-ins as turnover skews towards residents with shorter tenure, partly offset by a gradual increase in rent growth on renewals

  Potential for elevated property tax expense, offset by successful reduction of controllable expenses, including property management, repairs, maintenance and turnover expenses

Same home expense growth	6.0%	-	6.5%	6.0%	-	7.0%
Same home NOI growth	6.0%	-	6.5%	6.0%	-	7.0%
Single-family rental acquisitions (homes)(1)	~1,850			~2,000

Slower pace of acquisitions to allow for completion of SFR JV-2 and SFR JV-HD investment programs with lower leverage parameters, and focus on acquisitions funded by non-core dispositions as part of a capital recycling program

Single-family rental acquisitions ($ in billions)(1)	~$0.6			~$0.7

(1) Single-family rental acquisition costs include initial purchase price, closing costs and up-front renovation costs. These acquisition home counts and costs are presented on a consolidated basis and Tricon's share represents approximately 30%.

Note: Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to the “Non-IFRS Measures” section and Section 6 of the Company's MD&A for definitions. See also the “Forward-Looking Information” section of this press release, as the figures presented above are considered to be “financial outlook” for purposes of applicable securities laws and may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company. The reader is cautioned that this information is forward-looking and actual results may vary materially from those reported. Although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company reviews its key assumptions regularly and may change its outlook on a going-forward basis if necessary.

Quarterly Dividend

On November 7, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after January 15, 2024 to shareholders of record on December 31, 2023.

Tricon’s dividends are designated as eligible dividends for Canadian tax purposes in accordance with subsection 89(14) of the Income Tax Act (Canada), and any applicable corresponding provincial and territorial legislation. Tricon has a Dividend Reinvestment Plan (“DRIP”) which allows eligible shareholders of the Company to reinvest their cash dividends in additional common shares of the Company. Common shares issued pursuant to the DRIP in connection with the announced dividend will be issued from treasury at a 1% discount from the market price, as defined in the DRIP. Participation in the DRIP is optional and shareholders who do not participate in the plan will continue to receive cash dividends. A complete copy of the DRIP is available in the Investors section of Tricon’s website at www.triconresidential.com.

Conference Call and Webcast

Management will host a conference call at 11 a.m. ET on Wednesday, November 8, 2023 to discuss the Company’s results. Please call (888) 550-5422 or (646) 960-0676 (Conference ID #3699415). The conference call will also be accessible via webcast at www.triconresidential.com (Investors - News & Events). A replay of the call will be available from 2 p.m. ET on November 8, 2023 until midnight ET, on December 8, 2023. To access the replay, call (800) 770-2030 or (647) 362-9199, followed by Conference ID #3699415.

This press release should be read in conjunction with the Company’s Interim Financial Statements and Management’s Discussion and Analysis (the "MD&A") for the three and nine months ended September 30, 2023, which are available on Tricon’s website at www.triconresidential.com and have been filed on SEDAR (www.sedar.com) as well as with the SEC as part of the Company’s annual report filed on Form 40-F. The financial information therein is presented in U.S. dollars. Shareholders have the ability to receive a hard copy of the complete audited Financial Statements free of charge upon request.

The Company has also made available on its website supplemental information for the three and nine months ended September 30, 2023. For more information, visit www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner and operator of a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Forward-Looking Information

This news release contains forward-looking statements pertaining to expected future events, financial and operating results, and projections of the Company, including statements related to targeted financial performance and leverage; the Company's growth plans; the pace, availability and pricing of anticipated home acquisitions; anticipated rent growth, fee income and other revenue; development plans, costs and timelines; and the impact of such factors on the Company. Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions in light of its understanding of relevant current market conditions, its business plans, and its prospects. If unknown risks arise, or if any of the assumptions underlying the forward-looking statements prove incorrect, actual results may differ materially from management expectations as projected in such forward-looking statements. Examples of such risks include, but are not limited to, the Company's inability to execute its growth strategies; the impact of changing economic and market conditions, increasing competition and the effect of fluctuations and cycles in the Canadian and U.S. real estate markets; changes in the attitudes, financial condition and demand of the Company's demographic markets; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and economic uncertainty; developments and changes in applicable laws and regulations; and the aftermath of COVID-19. Accordingly, although the Company believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Certain statements included in this press release, including with respect to 2023 guidance for Core FFO per share and same home metrics, are considered to be financial outlook for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than to understand management’s current expectations relating to the future of the Company, as disclosed in this press release. These forward-looking statements have been approved by management to be made as at the date of this press release. Although the forward-looking statements contained in this presentation are based upon what management currently believes to be reasonable assumptions (including in particular the revenue growth, expense growth and portfolio growth assumptions set out herein (which themselves are based on, respectively: assumed ancillary revenue growth and continuing favorable market rent growth; increased internalization of maintenance activity and increased management efficiencies accompanying portfolio growth; and the availability of SFR homes meeting the Company’s acquisition objectives), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

Non-IFRS Measures

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: "proportionate" metrics, net operating income ("NOI"), NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Adjusted EBITDAre as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used herein are provided in Appendix A below. The definitions of the Company’s non-IFRS measures are provided in the "Glossary and Defined Terms" section as well as Section 6 of Tricon's MD&A.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Appendix A - Reconciliations RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended September 30	Three months			Nine months
(in thousands of U.S. dollars)	2023	2022	Variance	2023	2022	Variance

Net income from continuing operations attributable to Tricon's shareholders	$80,156	$177,926	$(97,770)	$152,450	$720,496	$(568,046)

Fair value gain on rental properties	(73,261)	(107,166)	33,905	(208,907)	(802,573)	593,666
Fair value loss on Canadian development properties	—	1,314	(1,314)	—	440	(440)
Unrealized gain on derivative financial instruments	(24,558)	(31,866)	7,308	(8,098)	(158,991)	150,893
Limited partners' share of FFO adjustments	25,341	37,621	(12,280)	95,955	233,504	(137,549)
FFO attributable to Tricon's shareholders	$7,678	$77,829	$(70,151)	$31,400	$(7,124)	$38,524

Core FFO from U.S. and Canadian multi-family rental	198	2,479	(2,281)	584	7,305	(6,721)
Income from equity-accounted investments in multi-family rental properties	(179)	(169)	(10)	(529)	(499)	(30)
Income from equity-accounted investments in Canadian residential developments	(2,442)	(3,621)	1,179	(2,734)	(3,508)	774
Performance fees revenue from the sale of U.S. multi-family rental portfolio	—	(99,866)	99,866	—	(99,866)	99,866
Current income tax adjustment	(1,271)	—	(1,271)	629	—	629
Deferred income tax expense	9,806	72,087	(62,281)	23,930	183,578	(159,648)
Current tax impact on sale of U.S. multi-family rental portfolio	—	(29,835)	29,835	—	(29,835)	29,835
Interest on Due to Affiliate	4,245	4,245	—	12,736	12,777	(41)
Amortization of deferred financing costs, discounts and lease obligations	6,355	5,058	1,297	17,843	13,703	4,140
Equity-based, non-cash and non-recurring compensation(1)	4,802	7,539	(2,737)	12,019	46,333	(34,314)
Other adjustments	13,545	10,657	2,888	31,068	17,583	13,485
Core FFO attributable to Tricon's shareholders	$42,737	$46,403	$(3,666)	$126,946	$140,447	$(13,501)

Recurring capital expenditures(2)	(8,594)	(11,221)	2,627	(25,995)	(30,877)	4,882
AFFO attributable to Tricon's shareholders	$34,143	$35,182	$(1,039)	$100,951	$109,570	$(8,619)

(1) Includes performance fees expense, which is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.

(2) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the periods ended September 30	Three months		Nine months
(in thousands of U.S. dollars)	2023	2022	2023	2022

Net operating income (NOI), proportionate same home portfolio	$56,438	$53,259	$166,322	$156,759
Net operating income (NOI), proportionate non-same home	21,000	18,062	62,916	45,040
Net operating income (NOI), proportionate total portfolio	77,438	71,321	229,238	201,799
Limited partners' share of NOI(1)	57,835	44,984	164,892	112,175
Net operating income from single-family rental properties per financial statements	$135,273	$116,305	$394,130	$313,974
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.
RECONCILIATION OF PROPORTIONATE TOTAL PORTFOLIO GROWTH METRICS

For the three months ended September 30
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance

Total revenue from rental properties	$116,024	$105,038	$10,986	10.5%
Total direct operating expenses	38,586	33,717	4,869	14.4%

Net operating income (NOI)(1)	$77,438	$71,321	$6,117	8.6%
Net operating income (NOI) margin(1)	66.7%	67.9%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance

Total revenue from rental properties	$340,205	$299,449	$40,756	13.6%
Total direct operating expenses	110,967	97,650	13,317	13.6%

Net operating income (NOI)(1)	$229,238	$201,799	$27,439	13.6%
Net operating income (NOI) margin(1)	67.4%	67.4%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
RECONCILIATION OF PROPORTIONATE SAME HOME GROWTH METRICS

For the three months ended September 30
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance

Total revenue from rental properties	$82,357	$77,366	$4,991	6.5%
Total direct operating expenses	25,919	24,107	1,812	7.5%

Net operating income (NOI)(1)	$56,438	$53,259	$3,179	6.0%
Net operating income (NOI) margin(1)	68.5%	68.8%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.
For the nine months ended September 30
(in thousands of U.S. dollars)	2023	2022	Variance	% Variance

Total revenue from rental properties	$241,938	$228,318	$13,620	6.0%
Total direct operating expenses	75,616	71,559	4,057	5.7%

Net operating income (NOI)(1)	$166,322	$156,759	$9,563	6.1%
Net operating income (NOI) margin(1)	68.7%	68.7%
(1) Non-IFRS measures; refer to Section 6 of the MD&A for definitions.

PROPORTIONATE BALANCE SHEET

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise specified)	Rental portfolio	Development portfolio	Corporate assets and liabilities	Tricon proportionate results	IFRS reconciliation	Consolidated results/Total
	A	B	C	D = A+B+C	E	D+E

Assets
Rental properties	$7,103,694	$—	$—	$7,103,694	$5,018,413	$12,122,107
Equity-accounted investments in multi-family rental properties	21,078	—	—	21,078	—	21,078
Equity-accounted investments in Canadian residential developments	—	118,327	—	118,327	—	118,327
Canadian development properties	—	159,902	—	159,902	—	159,902
Investments in U.S. residential developments	—	154,814	—	154,814	—	154,814
Restricted cash	70,033	243	1,234	71,510	71,163	142,673
Goodwill, intangible and other assets	2,084	—	143,706	145,790	2,813	148,603
Deferred income tax assets	41,218	—	38,799	80,017	—	80,017
Cash	72,832	520	9,282	82,634	90,153	172,787
Other working capital items(1)	7,722	2,157	47,645	57,524	4,495	62,019
Total assets	$7,318,661	$435,963	$240,666	$7,995,290	$5,187,037	$13,182,327

Liabilities
Debt	$2,685,612	$41,345	$161,811	$2,888,768	$2,798,689	$5,687,457
Due to Affiliate	—	—	260,977	260,977	—	260,977
Other liabilities(2)	184,679	7,929	131,166	323,774	2,388,348	2,712,122
Deferred income tax liabilities	—	—	622,104	622,104	—	622,104
Total liabilities	$2,870,291	$49,274	$1,176,058	$4,095,623	$5,187,037	$9,282,660

Non-controlling interest	—	—	3,935	3,935	—	3,935

Net assets attributable to Tricon's shareholders	$4,448,370	$386,689	$(939,327)	$3,895,732	$—	$3,895,732

Net assets per share(3)	$16.33	$1.42	$(3.45)	$14.30
Net assets per share (CAD)(3)	$22.08	$1.92	$(4.67)	$19.33
(1) Other working capital items include amounts receivable and prepaid expenses and deposits.

(2) Other liabilities include long-term incentive plan, performance fees liability, derivative financial instruments, other liabilities, limited partners' interests, dividends payable, resident security deposits and amounts payable and accrued liabilities.

(3) As at September 30, 2023, common shares outstanding were 272,356,982 and the USD/CAD exchange rate was 1.3520.

TOTAL AUM

	September 30, 2023		December 31, 2022
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$8,124,882	50.1%	$8,120,344	50.7%
Principal AUM	8,078,867	49.9%	7,882,908	49.3%
Total AUM	$16,203,749	100.0%	$16,003,252	100.0%
RECONCILIATION OF NET INCOME TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	Total proportionate results	IFRS reconciliation	Consolidated results/Total

For the three months ended September 30, 2023
Net income attributable to Tricon's shareholders from continuing operations	$80,156	$—	$80,156
Interest expense	41,642	38,833	80,475
Current income tax recovery	(163)	—	(163)
Deferred income tax expense	9,806	—	9,806
Amortization and depreciation expense	4,359	—	4,359
Fair value gain on rental properties	(45,759)	(27,502)	(73,261)
Unrealized gain on derivative financial instruments	(26,719)	2,161	(24,558)
Look-through EBITDAre adjustments from non-consolidated affiliates	(2,398)	—	(2,398)
EBITDAre, consolidated	$60,924	$13,492	$74,416

Equity-based, non-cash and non-recurring compensation	4,802	—	4,802
Other adjustments(1)	12,131	(2,375)	9,756
Limited partners' share of EBITDAre adjustments	—	(11,117)	(11,117)
Non-controlling interest's share of EBITDAre adjustments	(149)	—	(149)
Adjusted EBITDAre	$77,708	$—	$77,708

Adjusted EBITDAre (annualized)			$310,832
(1) Includes the following adjustments:
(in thousands of U.S. dollars)	Proportionate	IFRS reconciliation	Consolidated

Transaction costs	$7,551	$(2,375)	$5,176
Realized and unrealized foreign exchange loss	62	—	62
Lease payments on right-of-use assets	(1,496)	—	(1,496)
Gain on debt modification and extinguishment	(1,326)	—	(1,326)
Other EBITDAre adjustments	7,340	—	7,340
Total other adjustments	$12,131	$(2,375)	$9,756

PRO-RATA ASSETS

Tricon's pro-rata assets include its share of total assets of non-consolidated entities on a look-through basis, which are shown as equity-accounted investments on its proportionate balance sheet.

(in thousands of U.S. dollars)	September 30, 2023

Pro-rata assets of consolidated entities(1)	$7,855,885

Canadian multi-family rental properties	39,253
Canadian residential developments(2)	305,296
Pro-rata assets of non-consolidated entities	344,549

Pro-rata assets, total	$8,200,434
Pro-rata assets (net of cash), total(3)	$8,040,119

(1) Includes proportionate total assets presented in the proportionate balance sheet table above excluding equity-accounted investments in multi-family rental properties and equity-accounted investments in Canadian residential developments.

(2) Excludes right-of-use assets under ground leases of $34,549.
(3) Reflects proportionate cash and restricted cash of $154,144 as well as pro-rata cash and restricted cash of non-consolidated entities of $6,171.
PRO-RATA NET DEBT TO ASSETS

(in thousands of U.S. dollars, except percentages)	September 30, 2023

Pro-rata debt of consolidated entities	$2,888,768

Canadian multi-family rental properties	17,155
Canadian residential developments(1)	174,451
Pro-rata debt of non-consolidated entities	191,606

Pro-rata debt, total	$3,080,374
Pro-rata net debt, total(2)	$2,920,059

Pro-rata net debt to assets	36.3%
(1) Excludes lease obligations under ground leases of $34,549.
(2) Reflects proportionate cash and restricted cash of $154,144 as well as pro-rata cash and restricted cash of non-consolidated entities of $6,171.
RECONCILIATION OF PRO-RATA DEBT AND ASSETS OF NON-CONSOLIDATED ENTITIES TO CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)	September 30, 2023

Equity-accounted investments in Canadian multi-family rental properties
Tricon's pro-rata share of assets	$39,253
Tricon's pro-rata share of debt	(17,155)
Tricon's pro-rata share of working capital and other	(1,020)
Equity-accounted investments in Canadian multi-family rental properties	21,078

Equity-accounted investments in multi-family rental properties	$21,078

Equity-accounted investments in Canadian residential developments
Tricon's pro-rata share of assets(1)	$305,296
Tricon's pro-rata share of debt(1)	(174,451)
Tricon's pro-rata share of working capital and other	(12,518)
Equity-accounted investments in Canadian residential developments	$118,327
(1) Excludes right-of-use assets and lease obligations under ground leases of $34,549.

PRO-RATA NET DEBT TO ADJUSTED EBITDAre

(in thousands of U.S. dollars)	September 30, 2023

Pro-rata debt of consolidated entities, excluding facilities related to non-income generating assets(1)	$2,643,586

Canadian multi-family rental properties debt	17,155
Pro-rata debt of non-consolidated entities (stabilized properties)	17,155

Pro-rata debt (stabilized properties), total	$2,660,741
Pro-rata net debt (stabilized properties), total(2)	$2,544,715

Adjusted EBITDAre (annualized)(3)	$310,832
Pro-rata net debt to Adjusted EBITDAre (annualized)	8.2x

(1) Excludes $41,345 of development debt directly related to the consolidated Canadian development portfolio and $203,837 of warehouse facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre.

(2) Reflects proportionate cash and restricted cash (excluding cash held at development entities and excess cash held at single-family rental joint venture entities) of $115,705 as well as pro-rata cash and restricted cash of non-consolidated entities for stabilized properties of $321.

(3) Adjusted EBITDAre is a non-IFRS measure. Refer to the "Glossary and Defined Terms" section for definition and the Reconciliation of net income to Adjusted EBITDAre table above.

Glossary and Defined Terms

The non-IFRS financial measures, non-IFRS ratios and KPI supplementary financial measures discussed throughout this press release for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below and in Section 6 of the MD&A, which definitions and discussion are incorporated herein by reference. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See Appendix A for a reconciliation to IFRS financial measures where applicable.

Adjusted EBITDAre is a metric that management believes to be helpful in evaluating the Company’s operating performance across and within the real estate industry. Further, management considers it to be a more accurate reflection of the Company’s leverage ratio, especially as it adjusts for and negates non-recurring and non-cash items. The Company’s definition of EBITDAre reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts (“NAREIT”). In addition to the adjustments prescribed by NAREIT, Tricon excludes fair value gains that arise as a result of reporting under IFRS.

EBITDAre represents net income from continuing operations, excluding the impact of interest expense, income tax expense, amortization and depreciation expense, fair value changes on rental properties, fair value changes on derivative financial instruments and adjustments to reflect the entity’s share of EBITDAre of unconsolidated entities. Adjusted EBITDAre is a normalized figure and is defined as EBITDAre before stock-based compensation, unrealized and realized foreign exchange gains and losses, transaction costs and other non-recurring items, and reflects only Tricon’s share of results from consolidated entities (by removing non-controlling interests’ and limited partners’ share of reconciling items).

The Company also discloses its Net Debt to Adjusted EBITDAre ratio to assist investors in accounting for the Company’s unconsolidated joint ventures and equity-accounted investments, in both debt and Adjusted EBITDAre, by calculating pro-rata leverage on a look-through basis (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

Cost to maintain is defined as the annualized repairs and maintenance expense, turnover expense net of applicable resident recoveries and recurring capital expenditures per home in service. The metric provides insight into the costs needed to maintain a property's current condition and is indicative of a portfolio's operational efficiency.

Pro-rata net assets represents the Company's proportionate share of total consolidated assets as well as assets of non-consolidated entities on a look-through basis (which are shown as equity-accounted investments on its proportionate balance sheet), less its cash and restricted cash.

Pro-rata net debt represents the Company's total current and long-term debt per its consolidated financial statements, less its cash and restricted cash (excluding debt directly related to the Canadian development portfolio as well as warehouse and subscription facilities related to acquisitions of vacant single-family homes, which do not fully contribute to Adjusted EBITDAre).

____________________

1 Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s non-IFRS measures, refer to Section 6 of Tricon's MD&A.

2 Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. For the basis of presentation of the Company’s non-IFRS measures and reconciliations, refer to the “Non-IFRS Measures” section and Appendix A. For definitions of the Company’s non-IFRS measures, refer to Section 6 of Tricon's MD&A.

Contacts

For further information:
Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: IR@triconresidential.com